UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/21__ AND ENDING __12/31/21__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __James River Securities Corp__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__58 Broad St Rd__
(No. and Street)

__Manakin-Sabot__   __VA__   __23103__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Laura McGrath__   __804 578 4508__   __laura@jrcc.net__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Keiter__
(Name – if individual, state last, first, and middle name)

__4401 Dominion Blvd 2nd Floor__ __Glen Allen__   __VA__   __23060__
(Address)   (City)   (State)   (Zip Code)

__10/22/2003__   __80__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Laura McGrath_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _James River Securities Corp_ , as of _December 31_ , _2021_ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Mary Lee Muse
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7111855
Com. Exp. Feb. 28, 2025

Notary Public

Signature: _[signature]_

Title: _President_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

James River Securities Corp.

Financial Report
December 31, 2021

SEC ID 8-48270
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC
DOCUMENT.

Contents

Report of Independent Registered Public Accounting Firm   1 – 2

Financial Statements

Statement Of Financial Condition   3
Statement Of Operations   4
Statement Of Changes In Stockholders' Equity   5
Statement Of Cash Flows   6

Notes To Financial Statements   7 – 9

Supplementary Information

Schedule I – Computation Of Net Capital Under SEC Rule 15c3-1 and
    Statement Pursuant to Rule 17a-5(d)(4)   10

Schedule II – Exemption Provision of Reserve Requirements Pursuant to
    Rule 15c3-3 of the Securities Exchange Act of 1934   11

Exemption Report

Report of Independent Registered Public Accounting Firm   12

James River Security Corp's Exemption Report   13

CFTC Material Inadequacies Letter

Report of Independent Registered Public Accounting Firm on Internal Control
Required by CFTC Regulation 1.16(c)(5) for an Introducing Broker Registered Under
CFTC Regulation 3.10   14-15

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
James River Securities Corp.
Manakin-Sabot, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James River Securities Corp. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2016.

Glen Allen, Virginia
February 10, 2022

James River Securities Corp.

Statement Of Financial Condition
December 31, 2021

Assets

Cash	$	179,304
Fees Receivable		1,442
Prepaid Expenses		5,364
Total assets	$	186,110

Liabilities And Stockholders' Equity

Liabilities		
Accrued Expenses	$	969
Stockholders' Equity		
Common stock, $1.00 par value, 1,000 shares authorized		
and outstanding		1,000
Paid-in capital		2,304,000
Retained earnings (deficit)		(2,119,859)
Total stockholders' equity		185,141
Total liabilities and stockholders' equity	$	186,110

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Operations
Year Ended December 31, 2021

Revenues		
Trailing Fee Revenue	$	681
Incentive Fees		1,266
Total revenues		1,947
Expenses		
Selling Fee Expense		1,168
Professional Fees		22,472
Other Expenses		7,862
Total expenses		31,502
Net Loss	$	(29,555)

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Changes In Stockholders' Equity

Year Ended December 31, 2021

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2021	$1,000	$2,304,000	$(2,090,304)	$214,696
Net Loss	-	-	(29,555)	(29,555)
Balance at December 31, 2021	$1,000	$2,304,000	$(2,119,859)	$185,141

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Cash Flows

Year Ended December 31, 2021

Cash Flows From Operating Activities	
Net loss	$ (29,555)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities:	
Fees Receivable	5,646
Due from Related Party	1,803
Prepaid Expenses	(3,575)
Accrued Expenses	(3,284)
Net cash used in operating activities	**(28,965)**
Net decrease in cash	**(28,965)**
Cash, beginning of year	208,269
Cash, end of year	$ 179,304

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Notes To Financial Statements

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. (the Company) operates in Virginia as an introducing broker-dealer. The Company is registered as a limited purpose broker/dealer under the rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (NFA). The broker/dealer registration with the SEC permits the Company to act as a finder or marketing agent with respect to private placements.

The Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

The Company follows principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB).

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions or concentrated within an industry. During 2021, one customer comprised 100% of revenues and fees receivable.

Revenue Recognition:

The Company may derive ongoing revenue earned from previous placement transactions that is recognized as earned on the terms of the underlying placement agreements and is based on the market value of the private placement investments. The Company meets its performance obligations at the time of placement, though fees are earned for the duration of each customer investment. The two components of Company revenue are: (A) *Investment Trailing Fees:* fees based as a percentage of market value (or net asset value) as of each month-end, thus a variable consideration which is recognized by the Company when such fees can be estimated with a high degree of certainty, and (B) *Investment Incentive Fees:* fees based as a percentage of investment performance that are calculated as of each month-end but are paid to the Company on an annual basis based on the investment performance for the calendar year. Incentive Fees are subject to a claw-back provision whereby negative investment performance within a given month reduces the cumulative Incentive Fee for the year, until crystallization occurs as of calendar year-end and the Incentive Fee is known with a certainty of receipt by the Company. These performance-based fees are considered variable consideration and are recognized by the Company upon crystallization.

During 2021, the Company recognized trailing fee revenue of $681 and recognized investment incentive fee revenue of $1,266. The Company recorded no contract assets or contract liabilities at January 1, 2021 or December 31, 2021.

James River Securities Corp.

Notes To Financial Statements

Fees Receivable: The Company follows FASB Accounting Standards Update ("ASU") 2016-13 – Current Expected Losses to determine its allowance for credit losses on financial assets measured at amortized costs, which includes fees receivable. This guidance requires the use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Note 2.   Related Party Transactions

The Company has no paid employees. The Company has an Expense Sharing Agreement with James River Financial Corp dated April 1, 2018. The Company does not accrue charges for the services rendered by JRFC as per the Agreement. The Company adheres to and complies with NASD Notice 03-63 in order to be exempt from any expense sharing related charges. Management has reviewed the Expense Sharing Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

The Company receives all trailing fee revenue and incentive fees from James River Capital Corp (JRCC), an affiliate and related party through common control. At December 31, 2021, all fees receivable were due from JRCC.

Note 3.   Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under Section 1362(a) of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

James River Securities Corp.

Notes To Financial Statements

Note 4.   Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2021, the Company had net capital of $179,777 which was $129,777 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.01 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Reserve Requirements Pursuant to Rule 15c3-3.

Note 5.   Guarantees

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's Securities Investor Protection Corporation (SIPC) policy serves to further limit exposure.

Note 6.   Subsequent Events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2021 financial statements through February 10, 2022, which was the date the Company's financial statements were issued and determined that no events have occurred that would require disclosure in the financial statements.

James River Securities Corp.   Schedule I

**Schedule I – Computation Of Net Capital Under SEC Rule 15c3-1 and
  Statement Pursuant to Rule 17a-5(d)(4)**
December 31, 2021

Net Capital	
Stockholders' Equity	$185,141
Nonallowable assets	
Prepaid expenses	(5,364)
Total nonallowable assets	(5,364)
Net capital	$179,777
Aggregate Indebtedness	
Accrued expenses	$ 969
Computation of Basic Net Capital Requirements	
Minimum net capital required	
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 129,777
Ratio of aggregate indebtedness to net capital	0.01 to 1

Statement Pursuant to Rule 17a-5(d)(4): There are no material differences between the above computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021 and pursuant to CFTC Rule 1.17.

See Report of Independent Registered Public Accounting Firm.

Schedule II – Exemption Provision of Reserve Requirements
  Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2021

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
James River Securities Corp.
Manakin-Sabot, Virginia

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) James River Securities Corp. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to earning investment trailing and incentive fees on private placement transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Glen Allen, Virginia
February 10, 2022

James River Securities Corp's Exemption Report

James River Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. §240.17a-5 because the Company limits its business activities exclusively to being an introducing broker-dealer and (1) did not directly or indirectly receive, hold, or otherwise owe fund or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

James River Securities Corp.

I, Laura McGrath, President, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Laura McGrath, President

__2/14/22_____

Date

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5)
FOR AN INTRODUCING BROKER REGISTERED UNDER
CFTC REGULATION 3.10**

To the Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

In planning and performing our audit of the financial statements of James River Securities Corp. (the "Company"), as of and for the year ended December 31, 2021 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Glen Allen, Virginia
February 10, 2022